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                          May 3, 2022

       James McArthur, Ph.D.
       President and Chief Executive Officer
       PepGen Inc.
       245 Main Street
       Cambridge, MA 02142

                                                        Re: PepGen Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 3, 2022
                                                            File No. 333-264335

       Dear Dr. McArthur:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 2, 2022

       PGN-EDO51, page 3

   1. We note your response to prior comment 1. Given that you did not conduct head-to-head trials with EXONDYS 51
and DYNE-251, please remove these comparisons. Please also
                                                        disclose more
information about R6G-PMO so that investors can make a meaningful comparison. Please also
expand your disclosure to discuss the meaning of PGN-EDO51
                                                        having "greater
activity" than R6G-PMO.
 James McArthur, Ph.D.
FirstName
PepGen Inc.LastNameJames McArthur, Ph.D.
Comapany
May  3, 2022NamePepGen Inc.
May 3,
Page 2 2022 Page 2
FirstName LastName
       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      James Xu, Esq.